EXHIBIT 23.1
CONSENT OF KPMG LLP Independent Auditors’ Consent

The Board of Directors
Westamerica Bancorporation:

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the registration of 6,750,000 shares of Westamerica Bancorporation common stock under the Westamerica Bancorporation Stock Option Plan of 1995, as amended and restated, of our report dated January 21, 2003 with respect to the consolidated balance sheets of Westamerica Bancorporation as of December 31, 2002 and 2001 and the related statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 10-K of Westamerica Bancorporation.

/s/ KPMG LLP

San Francisco, California
May 23, 2003